NewLead Holdings Ltd. Begins Trading on the NASDAQ
Under the Symbol ‘NEWL’
Company to Ring NASDAQ Closing Bell Today Commemorating New Beginning
ATHENS, Greece, Dec 21, 2009 — NewLead Holdings Ltd. (Nasdaq: NEWL) (the “Company”) announced that at market open today, December 21, 2009, the Company will begin trading under the symbol “NEWL.” The Company previously traded under the symbol “RAMS.”
As previously announced, concurrent with shareholder approval and the symbol change, the Company officially changed its name to NewLead Holdings Ltd.
To commemorate the name and ticker change, NewLead’s Management team will be ringing the NASDAQ Closing Bell today, December 21, 2009.
To view the closing bell ceremony live, please visit http://www.nasdaq.com/about/marketsitetowervideo.asx at 3:50 p.m. An archive of the closing bell ceremony is available after December 21, 2009 at http://www.nasdaq.com/marketsite/marketsite_events.stm.
About NewLead Holdings Ltd.
NewLead Holdings Ltd. is an international shipping company that owns and operates product tanker, container and dry bulk vessels. The Company’s products tanker fleet consists of five MR tankers and four Panamax tankers, all of which are double-hulled. The Company also owns a fleet of two container vessels in capacity of 2,917 TEU each and three dry bulk vessels secured on period charters.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as “anticipate,” “estimate,” “project,” “plan,” and “expect,” are intended to be ''forward-looking” statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions and business strategy. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead’s filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Investor and Media Contact:
Laura A. Kowalcyk, Account Supervisor
CJP Communications
(212) 279 3115